Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

August 17, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Evan Ewing, Asia Timmons-Pierce

Re:	Polestar Automotive Holding UK PLC
Registration Statement on Form F-1
Filed July 12, 2022
File No. 333-266101

Ladies and Gentlemen:

This letter sets forth responses of Polestar Automotive Holding UK PLC (“Polestar”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 8, 2022, with respect to the above referenced Registration Statement on Form F-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Polestar’s response to each of the numbered comments immediately below each numbered comment.

In addition, Polestar has revised the Registration Statement in response to the Staff’s comments and Polestar is concurrently filing an amended Registration Statement with this letter. Page numbers in the text of Polestar’s responses correspond to page numbers in the Registration Statement, as so amended.

Registration Statement on Form F-1

Cover Page

1.

Staff’s Comment: We note the significant number of redemptions of your securities in connection with your business combination and that the securities being registered for resale will constitute a considerable percentage of your public float. We also note that a portion of the securities being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the security. Highlight the percentage of Class A common stock that elected to redeem in connection with your business combination and the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Response: Polestar acknowledges the Staff’s comment and has revised the disclosure on the cover page of the amended Registration Statement accordingly.

Operating and Financial Review and Prospects

Polestar Automotive Holding Limited—Overview, page 120

2.

Staff’s Comment: In light of the number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A ADSs, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: Polestar acknowledges the Staff’s comment and has revised the disclosure on pages 131 to 133 of the amended Registration Statement.

3.

Staff’s Comment: Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of ADSs for resale and discuss how such sales could impact the market price of the company’s securities. Your discussion should highlight the fact that Li Shufu, a beneficial owner of over 94% of your outstanding shares, will be able to sell all of his shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: Polestar acknowledges the Staff’s comment and has revised the disclosure on pages 131 to 133 of the amended Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Timothy Cruickshank at (212) 446-4794 of Kirkland & Ellis LLP.

[Signature Page Follows]

Sincerely,

By:	/s/ Thomas Ingenlath
Name: Thomas Ingenlath
Title: Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Timothy Cruickshank
Alex Lloyd
Kirkland & Ellis LLP